Exhibit 16.1

September 23, 2002

Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated September 23, 2002, of Symantec Corporation and are in agreement with the statements contained in the paragraphs (a)(i), (a)(ii), (a)(iv), (a)(vi), and the first sentence of (a)(vii) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP